October 8, 2014

Jeff Long

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MassMutual Select Funds

1933 Act File No. 33-73824

1940 Act File No. 811-8274

Comments received for 12/31/13 Annual Report filed on March 5, 2014

MassMutual Premier Funds

1933 Act File No. 33-82366

1940 Act File No. 811-08690

Comments received for 9/30/13 Annual Report filed on December 6, 2013

(together, the “Registrants”)

Dear Mr. Long:

Below is a summary of the comments we received from you on September 12, 2014 regarding the above-mentioned Registrants, together with our responses. We appreciate the time you took to carefully review these documents and have tried to address your comments. I would greatly appreciate your contacting me at 860-562-2241 as soon as possible if you have any further questions or comments. Thank you.

Annual Report Comments

1.	Portfolio of Investments

Comment: The only category noted in the Portfolio of Investments for each of the RetireSMART Funds is Diversified Financial. Please consider breaking out each RetireSMART Fund’s investments into their applicable subcategories (i.e., equity, fixed-income).

Response: We will make this change.

2.	Financial Highlights

Comment: The Financial Highlights for each of the MassMutual Select PIMCO Total Return Fund and the MassMutual Premier Inflation-Protected and Income Fund currently include expense ratios that are in addition to the presentation required by Form N-1A in order to show expenses both with and without interest expense. Please revise the disclosure to more clearly present the required disclosure in the table and to present any additional disclosures separately.

Response: We will remove the columns stating the expense ratios excluding the interest expense.

3.	Notes to Financial Statements

Comment: Please advise whether the MassMutual Select PIMCO Total Return Fund segregates the full notional amount when it enters into credit default swaps as the seller of credit protection.

Response: We confirm that the Fund segregates the full notional amount less any collateral.

As requested, we acknowledge the following: (i) the Registrants are responsible for the adequacy and accuracy of the disclosure in the filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrants may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrants.

Very truly yours,

/s/ Jill Nareau Robert

Jill Nareau Robert

Assistant Secretary, MassMutual Select Funds

Assistant Secretary, MassMutual Premier Funds

Assistant Vice President and Counsel, Massachusetts Mutual Life Insurance Company